Exhibit 5.1

July 22, 2013

MERCER INTERNATIONAL INC.

Suite 1120

700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

Re: Mercer International Inc. – Registration Statement No. 333-185246; $50,000,0000

       Aggregate Principal Amount of 9.5% Senior Notes due 2017.

Ladies and Gentlemen:

We have acted as United States counsel to Mercer International Inc., a Washington corporation (the “Company”), in connection with the issuance of $50,000,000 aggregate principal amount of the Company’s 9.5% Senior Notes due 2017 (the “Notes”) under the Registration Statement on Form S-3, File No. 333-185246 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 3, 2012, and related prospectus, dated December 3, 2012, as supplemented by a preliminary prospectus supplement, dated July 17, 2013, and the final prospectus supplement, dated July 17, 2013, filed with the Commission under its Rule 424(b) (together, the “Prospectus”). The Notes will be issued pursuant to the indenture dated November 17, 2010 (the “Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), pursuant to which the Company previously issued $300,000,000 in aggregate principal amount of its 9.5% Senior Notes due 2017. This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or Prospectus, other than as expressly stated herein with respect to the issuance of the Notes.

I.

In our capacity as counsel for the Company, we have examined the originals, or copies identified to our satisfaction, of such corporate records of the Company, certificates of public officials, officers of the Company and other persons, and such other documents, agreements and instruments as we have deemed relevant and necessary for the basis of the opinions hereinafter expressed. In such examination, we have assumed the authenticity of all records, documents and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents and instruments submitted to us as copies, and the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed.

We have also assumed (a) that each of the Indenture and the Notes (collectively, the “Documents”) have been duly authorized, executed and delivered by the parties thereto other than the Company, (b) that the Documents constitute legally valid and binding obligations of the parties thereto other than the Company, enforceable against each of them in accordance with their respective terms, and (c) that the status of each of the Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities.

II.

Based upon the forgoing and subject to the assumptions, qualifications, exclusions and other limitations set forth herein, assuming the Notes are issued and sold as contemplated by the Registration Statement and the Prospectus, we are of the opinion that when the Notes have been duly executed, issued and authenticated in accordance with the terms of the Indenture and delivered against payment therefor, the Notes will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

III.

This opinion is subject to (a) bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting creditors’ rights generally (including, without limitation, all laws relating to fraudulent transfers or conveyances, preferences and equitable subordination); and (b) general principles of equity, including, without limitation, concepts of materiality, commercial reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief (regardless of whether enforcement is considered in a proceeding in equity or at law). As applied to the Notes, these principles of equity will require the parties thereto to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Notes and will preclude the parties thereto from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture.

We further advise you that:

A.	The enforceability of the Notes will be subject to the effects of (i) Section 1-102 of the New York Uniform Commercial Code (the “New York UCC”), which provides that obligations of good faith, diligence, reasonableness and care prescribed by the New York UCC may not be disclaimed by agreement, although the parties may by agreement determine the standards by which the performance of such obligations is to be measured if those standards are not manifestly unreasonable, (ii) Section 1-203 of the New York UCC, which imposes an obligation of good faith in the performance or enforcement of a contract and (iii) legal principles under which a court may refuse to enforce, or may limit the enforcement of, a contract or any clause of a contract that a court finds as a matter of law to have been unconscionable at the time it was made.

B.	The effectiveness of indemnities, rights of contribution, exculpatory provisions, choice of venue provisions, waivers of jury trial and waivers of the benefits of statutory provisions may be limited on public policy grounds.

C.	Provisions of the Notes requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

IV.

This opinion is limited to the federal laws of the United States of America, the Washington Business Corporations Act as in effect as of the date of this letter, and the laws of the State of New York, and we disclaim any opinion as to the laws of any other jurisdiction. We express no opinion as to the applicable choice of law rules that may affect the interpretation or enforcement of the Notes. We further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body or as to any related judicial or administrative opinion.

V.

We hereby consent to the reference to this firm under the heading “Legal Matters” in the Prospectus and to the filing of this opinion letter as an exhibit to the Company’s Current Report on Form 8-K dated July 22, 2013, and its incorporation by reference into the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Davis Wright Tremaine LLP